CUSIP No. 510700107	Page 1 of 20 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

LAKE SHORE BANCORP, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

510700107
(CUSIP Number)

Mr. John W. Palmer
PL Capital, LLC
20 East Jefferson Avenue
Suite 22
Naperville, IL  60540
(630) 848-1340
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 510700107	Page 2 of 20 Pages

1	NAME OF REPORTING PERSON

Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER

SHARES		0
	8	SHARED VOTING POWER
BENEFICIALLY
172,781
OWNED BY	9	SOLE DISPOSITIVE POWER

EACH REPORTING		0
	10	SHARED DISPOSITIVE POWER
PERSON WITH
172,781
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

172,781
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 510700107	Page 3 of 20 Pages

1	NAME OF REPORTING PERSON

Financial Edge—Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER

SHARES		0
	8	SHARED VOTING POWER
BENEFICIALLY
63,000
OWNED BY	9	SOLE DISPOSITIVE POWER

EACH REPORTING		0
	10	SHARED DISPOSITIVE POWER
PERSON WITH
63,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

63,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 510700107	Page 4 of 20 Pages

1	NAME OF REPORTING PERSON

Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER

SHARES		0
	8	SHARED VOTING POWER
BENEFICIALLY
0
OWNED BY	9	SOLE DISPOSITIVE POWER

EACH REPORTING		0
	10	SHARED DISPOSITIVE POWER
PERSON WITH
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 510700107	Page 5 of 20 Pages

1	NAME OF REPORTING PERSON

PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER

SHARES		0
	8	SHARED VOTING POWER
BENEFICIALLY
235,781
OWNED BY	9	SOLE DISPOSITIVE POWER

EACH REPORTING		0
	10	SHARED DISPOSITIVE POWER
PERSON WITH
235,781
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

235,781
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 510700107	Page 6 of 20 Pages

1	NAME OF REPORTING PERSON

Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER

SHARES		0
	8	SHARED VOTING POWER
BENEFICIALLY
0
OWNED BY	9	SOLE DISPOSITIVE POWER

EACH REPORTING		0
	10	SHARED DISPOSITIVE POWER
PERSON WITH
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 510700107	Page 7 of 20 Pages

1	NAME OF REPORTING PERSON

PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER

SHARES		0
	8	SHARED VOTING POWER
BENEFICIALLY
235,781
OWNED BY	9	SOLE DISPOSITIVE POWER

EACH REPORTING		0
	10	SHARED DISPOSITIVE POWER
PERSON WITH
235,781
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

235,781
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 510700107	Page 8 of 20 Pages

1	NAME OF REPORTING PERSON

John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER

SHARES		0
	8	SHARED VOTING POWER
BENEFICIALLY
235,781
OWNED BY	9	SOLE DISPOSITIVE POWER

EACH REPORTING		0
	10	SHARED DISPOSITIVE POWER
PERSON WITH
235,781
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

235,781
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 510700107	Page 9 of 20 Pages

1	NAME OF REPORTING PERSON

Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER

SHARES		7,300
	8	SHARED VOTING POWER
BENEFICIALLY
237,781
OWNED BY	9	SOLE DISPOSITIVE POWER

EACH REPORTING		7,300
	10	SHARED DISPOSITIVE POWER
PERSON WITH
237,781
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

245,081
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 510700107	Page 10 of 20 Pages

1	NAME OF REPORTING PERSON

Robin Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER

SHARES		0
	8	SHARED VOTING POWER
BENEFICIALLY
1,000
OWNED BY	9	SOLE DISPOSITIVE POWER

EACH REPORTING		0
	10	SHARED DISPOSITIVE POWER
PERSON WITH
1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

<0.1%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 510700107	Page 11 of 20 Pages

1	NAME OF REPORTING PERSON

Caitlin Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER

SHARES		0
	8	SHARED VOTING POWER
BENEFICIALLY
1,000
OWNED BY	9	SOLE DISPOSITIVE POWER

EACH REPORTING		0
	10	SHARED DISPOSITIVE POWER
PERSON WITH
1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

<0.1%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 510700107	Page 12 of 20 Pages

Item 1.	Security and Issuer

This Amendment No. 3 (this “Amendment No. 3”) to the Schedule 13D filed on August 14, 2006 (the “Original Filing”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Lake Shore Bancorp, Inc. (the “Company” or “Bancorp”).  The address of the principal executive offices of the Company is 125 East Fourth Street, Dunkirk, New York 14048.

Item 2.	Identity and Background

This Amendment No. 3 is being filed jointly by the parties identified below.  All of the filers of this Amendment No. 3 are collectively the “PL Capital Group.”  The joint filing agreement of the members of the PL Capital Group is attached to this Amendment No. 3.

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”);

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”);

•	PL Capital, LLC, a Delaware limited liability company (“PL Capital”) and General Partner of Financial Edge Fund and Financial Edge Strategic;

•	PL Capital Advisors, LLC, a Delaware limited liability company (“PL Capital Advisors”), and the investment advisor to Financial Edge Fund, Financial Edge Strategic, and Goodbody/PL Capital, L.P.;

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”);

•	Goodbody/PL Capital, LLC (“Goodbody/PL LLC”), a Delaware limited liability company and General Partner of Goodbody/PL LP;

•	John W. Palmer and Richard J. Lashley, as Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC;

•
Richard J. Lashley, as an individual, as custodian for an account under the Uniform Transfers to Minor Act (“UTMA”) held by his minor child Danielle Lashley and as holder of certain discretionary authority over an account held by Dr. Robin Lashley, his sister, and an account held by his daughter Caitlin Lashley;

•	Dr. Robin Lashley, as an individual.

•	Caitlin Lashley, as an individual.

CUSIP No. 510700107	Page 13 of 20 Pages

(a)-(c)      This statement is filed by Mr. John W. Palmer and Mr. Richard J. Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)
shares of Common Stock held in the name of Financial Edge Fund, Financial and Edge Strategic, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) PL Capital: the General Partner of Financial Edge Fund, and Financial Edge Strategic, and (B) PL Capital Advisors: the investment advisor for Financial Edge Fund and Financial Edge Strategic;

(2)
shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) Goodbody/PL LLC: the General Partner of Goodbody/PL LP, and (B) PL Capital Advisors: the investment advisor for Goodbody/PL LP; and

(3)
shares of Common Stock held by Mr. Lashley, as an individual, by Mr. Lashley as custodian for a UTMA account held by his minor child Danielle Lashley and by Mr. Lashley as holder of certain discretionary authority over an account held by his sister, Dr. Robin Lashley, and an account held by his daughter, Caitlin Lashley.

The business address of Financial Edge Fund, Financial Edge Strategic, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Dr. Robin Lashley, Caitlin Lashley, Mr. Palmer and Mr. Lashley is:  c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540.  Each of Financial Edge Fund, Financial Edge Strategic, PL Capital, Goodbody/PL LP, PL Capital Advisors and Goodbody/PL LLC are engaged in various interests, including investments.

The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC.

The principal employment of Dr. Robin Lashley is college professor at Kent State University, Tuscarawas Campus, 330 University Drive NE, New Philadelphia, Ohio  44663.

The principal employment of Caitlin Lashley is student.

(d)           During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)           All of the individuals who are members of the PL Capital Group are citizens of the United States.

CUSIP No. 510700107	Page 14 of 20 Pages

Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, the PL Capital Group owns 245,081 shares of Common Stock of the Company acquired at an aggregate cost of $2,495,063.

The amount of funds expended by Financial Edge Fund to acquire the 172,781 shares of Common Stock it holds in its name is $1,755,567.  Such funds were provided from Financial Edge Fund’s available capital and from time to time by margin provided by BNP Paribas Prime Brokerage, Inc.. (“BNP Paribas”) on such firms’ usual terms and conditions.

The amount of funds expended by Financial Edge Strategic to acquire the 63,000 shares of Common Stock it holds in its name is $645,847.  Such funds were provided from Financial Edge Strategic’s available capital and from time to time by margin provided by BNP Paribas.

The amount of funds expended by Mr. Lashley to acquire the 6,300 shares of Common Stock he holds in his name is $63,439.  Such funds were provided from Mr. Lashley’s personal funds.

The amount of funds expended by Caitlin Lashley to acquire the 1,000 shares of Common Stock she holds is $10,070.  Such funds were provided from Caitlin Lashley’s personal funds.

The amount of funds expended by Danielle Lashley’s UTMA to acquire the 1,000 shares of Common Stock it holds is $10,070.  Such funds were provided from Danielle Lashley’s personal funds.

The amount of funds expended by Dr. Robin Lashley to acquire the 1,000 shares of Common Stock she holds in her name is $10,070.  Such funds were provided from Dr. Lashley’s personal funds.

Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from BNP Parabas, if any, were made in margin transactions on that firms’ usual terms and conditions.  All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing, no member of the PL Capital Group has margin or other loans outstanding secured by Common Stock.

Item 4.	Purpose of Transaction

This is the PL Capital Group’s third amendment to the Original Filing.  The PL Capital Group owns 4.0% of the Company, based on 6,164,814shares of Common Stock outstanding.  Lake Shore, MHC (“MHC”) is the Company’s parent mutual holding company, and the Company is the stock holding company of Lake Shore Savings Bank.  Based on information reported by MHC in a Schedule 13D filing with the SEC on April 13, 2006, MHC

CUSIP No. 510700107	Page 15 of 20 Pages

directly and beneficially owns 3,636,875 shares of Common Stock, or 55% of the aggregate outstanding shares of Common Stock at that time.  The PL Capital Group owns 9.7% of the remaining 2,527,939 outstanding shares of Common Stock held by shareholders other than MHC.

In the Original Filing, the PL Capital Group noted that the purpose of its investment is for investment purposes only.  As of the date of this Amendment No. 3, the PL Capital Group does not have an intent, nor has it reserved the right, to engage in a control transaction, or any contested solicitation for the election of directors.

Between February 1, and 23, 2010 the PL Capital Group sold 95,000 shares of Common Stock reducing its ownership below 5%.

Members of the PL Capital Group may make further purchases of shares of Common Stock, although the PL Capital Group has no present intention of increasing PL Capital Group’s aggregate holdings above 9.99% of the Company’s aggregate outstanding Common Stock (including stock held by MHC).  Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose.  Except as noted in this Amendment No. 3, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Company

The percentages used in this Amendment No. 3 are calculated based upon the number of outstanding shares of Common Stock, 6,164,814, reported as the number of outstanding shares as of October 30, 2010, in the Company’s quarterly report on Form 10-Q dated and filed November 16, 2009.

The PL Capital Group made the following transactions in the Common Stock within the past 60 days:

(A)	Financial Edge Fund

(a)-(b)    See cover page.

(c)	Financial Edge Fund made the following purchases and sales of Common Stock in the past 60 days.
Date	Number of Shares Bought (Sold)	Price Per Share ($)	Total Proceeds/(Cost)($)
12-30-2009	100	7.87	(837)
12-31-2009	100	7.86	(836)
2-22-2010	(15,590)	8.00	123,929

CUSIP No. 510700107	Page 16 of 20 Pages

(d)
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

(B)	Financial Edge Strategic

(a)-(b)    See cover page.

(c)	Financial Edge Strategic made the following purchases and sales of Common Stock in the past 60 days.
Date	Number of Shares Bought (Sold)	Price Per Share ($)	Total Proceeds/(Cost)($)
12-30-2009	100	7.87	(837)
2-22-2010	(5,880)	8.00	46,735

(d)
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)	Goodbody/PL LP

(a)-(b)    See cover page.

(c)	Goodbody/PL LP made the following purchases and sales of Common Stock in the past 60 days:

Date	Number of Shares Bought (Sold)	Price Per Share ($)	Total Proceeds/(Cost)($)
12-30-2009	100	7.87	(837)
2-01-2010	(40,000)	7.65	303,986
2-10-2010	(15,000)	7.80	116,238
2-22-2010	(18,530)	8.00	147,301

CUSIP No. 510700107	Page 17 of 20 Pages

(d)
Goodbody/PL LLC is the general partner of Goodbody/PL LP.  Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(D)	PL Capital

(a)-(b)    See cover page.

(c)	PL Capital has made no purchases or sales of Common Stock directly.

(d)
PL Capital is the general partner of Financial Edge Fund and Financial Edge Strategic.  Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital.  Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Financial Edge Fund and Financial Edge Strategic.

(E)	PL Capital Advisors

(a)-(b)    See cover page.

(c)	PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)
PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic and Goodbody/PL LP.  Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors.  Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Goodbody/PL LP.

(F)	Goodbody/PL LLC

(a)-(b)    See cover page.

(c)	Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)	Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they

CUSIP No. 510700107	Page 18 of 20 Pages

have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(G)	Mr. John W. Palmer

(a)-(b)    See cover page.

(c)	Mr. Palmer did not purchase or sell any shares of Common Stock directly.

(H)	Mr. Richard J. Lashley

(a)-(b)    See cover page.

(c)	Mr. Lashley made no purchases or sales of Common Stock in the last 60 days.

(I)	Dr. Robin Lashley

(a)-(b)    See cover page.

(c)	Dr. Robin Lashley made no purchases or sales in the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

With respect to Financial Edge Fund and Financial Edge Strategic, PL Capital is entitled to an allocation of a portion of profits, if any. With respect to Financial Edge Fund, Financial Edge Strategic and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital.  With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any.

Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 1 to this filing, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit No.              Description
1	Joint Filing Agreement.
2	Letter from PL Capital to Lake Shore Bancorp, Inc. Board of Directors.*
3	Press release dated May 14, 2007.*
_________
* Previously filed.

CUSIP No. 510700107	Page 19 of 20 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 23, 2010

FINANCIAL EDGE FUND, L.P.

By:	PL CAPITAL, LLC
General Partner

By:	/s/ John W. Palmer	/s/ Richard J. Lashley
	John W. Palmer	Richard J. Lashley
	Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.

By:	PL CAPITAL, LLC
General Partner

By:	/s/ John W. Palmer	/s/ Richard J. Lashley
	John W. Palmer	Richard J. Lashley
	Managing Member	Managing Member

GOODBODY/PL CAPITAL, L.P.

By:	GOODBODY/PL CAPITAL, LLC
General Partner

By:	/s/ John W. Palmer	/s/ Richard J. Lashley
	John W. Palmer	Richard J. Lashley
	Managing Member	Managing Member

CUSIP No. 510700107	Page 20 of 20 Pages

GOODBODY/PL CAPITAL, LLC

By:	/s/ John W. Palmer	/s/ Richard J. Lashley
	John W. Palmer	Richard J. Lashley
	Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC

By:	/s/ John W. Palmer	/s/ Richard J. Lashley
	John W. Palmer	Richard J. Lashley
	Managing Member	Managing Member

PL CAPITAL, LLC

By:	/s/ John W. Palmer	/s/ Richard J. Lashley
	John W. Palmer	Richard J. Lashley
	Managing Member	Managing Member

By:	/s/ John W. Palmer
John W. Palmer

By:	/s/ Richard J. Lashley
Richard J. Lashley

By:	/s/ Robin Lashley
Robin Lashley

By:	/s/ Caitlin Lashley
Caitlin Lashley